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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                               Telekom Austria AG
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         ORDINARY SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87943Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        87943Q109
-------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Osterreichische Industrieholding AG

--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  NOT APPLICABLE

             (b)  X

--------------------------------------------------------------------------------

     3.    SEC Use Only

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization     Austria

--------------------------------------------------------------------------------

                 5.   Sole Voting Power         235,869,228
Number of        ---------------------------------------------------------------
Shares Bene-     6.   Shared Voting Power          0
ficially         ---------------------------------------------------------------
Owned by Each    7.   Sole Dispositive Power    235,869,228
Reporting        ---------------------------------------------------------------
Person With      8.   Shared Dispositive Power     0

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person

           235,869,228
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     11.   Percent of Class Represented by Amount in Row (9)     47.2%

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)           CO

--------------------------------------------------------------------------------

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13G dated February 14, 2001, as amended, then jointly filed with respect to the ordinary shares of Telekom Austria AG, a company incorporated under the laws of the Republic of Austria ("Telekom Austria"), beneficially owned by Osterreichische Industrieholding AG, a company incorporated under the laws of the Republic of Austria ("OIAG"), Olivetti S.p.A., a company incorporated under the laws of the Republic of Italy ("Olivetti"), Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("Old Telecom Italia") and Telecom Italia International N.V., a company incorporated under the laws of The Netherlands ("Telecom Italia International", formerly known as STET International Netherlands N.V.). In August 2003, the merger of Olivetti and Old Telecom Italia was completed, in which Olivetti was the surviving company and changed its name to Telecom Italia S.p.A. (together with Telecom Italia International, "Telecom Italia"). On January 27, 2004, Telecom Italia sold its 73.9 million shares or 14.8% of Telekom Austria's share capital in a private placement to institutional investors. As a result of this transaction, Telecom Italia no longer holds any shares of Telekom Austria.


Item 1.
(a)  Name of Issuer:
     Telekom Austria AG

(b)  Address of Issuer's Principal Executive Offices:
     Lassallestrasse 9, 1020 Vienna, Austria


Item 2.

(a)  Name of Person Filing:
     Osterreichische Industrieholding AG

(b)  Address of Principal Business Office or, if none, Residence:

     Osterreichische Industrieholding AG
     Kantgasse 1
     1015 Vienna
     Austria


(c)  Citizenship:
     Austria

(d)  Title of Class of Securities:
     ORDINARY SHARES, NO PAR VALUE

(e)  CUSIP Number:
     87943Q109


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.  Ownership
         (a)  Amount beneficially owned: 235,869,228

         (b)  Percent of class: 47.2%

         (c)  Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 235,869,228

              (ii)   Shared power to vote or to direct the vote: 0

              (iii)  Sole power to dispose or to direct the disposition of:
                     235,869,228

              (iv)   Shared power to dispose or to direct the disposition of: 0

     These totals represent the aggregate amount of shares owned by OIAG. OIAG individually owns 235,869,228 shares, or 47.2% of the class of shares.

     On August 18, 2004, OIAG issued EUR 325,000,000 in exchangeable notes due 2006 (the "Notes"). The Notes are exchangeable by holders after September 29, 2003 and up to June 14, 2006, into existing ordinary bearer shares with no par value of Telekom Austria. Pursuant to the terms of the Notes, OIAG may elect to pay a cash amount in lieu of delivery of shares. There are 25 million shares of Telekom Austria underlying the Notes.


Item 5.  Ownership of Five Percent or Less of a Class

         N/A See item 9.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         N/A


Item 8.  Identification and Classification of Members of the Group

         N/A


Item 9.  Notice of Dissolution of Group

     As a result of Telecom Italia's sale of its entire stake in Telekom Austria, the group that filed Amendment No. 1 to Schedule 13 G on February 14, 2003 has dissolved and the Joint Filing Agreement filed as Exhibit B to the
Schedule 13 G filed on February 14, 2001 has ceased to apply. OIAG will be filing all future filings in its individual capacity.


Item 10. Certification

         N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004





                                     Osterreichische Industrieholding AG
                                -----------------------------------------------


                                         /s/ Evelyn Haas-Lassnigg
                                             /s/ Gunter Riemer
                                -----------------------------------------------
                                                (Signature)


                                  Dr. Evelyn Haas-Lassnigg, Legal Counsel
                                    Dr. Gunter Riemer, General Counsel
                                -----------------------------------------------
                                               (Name/Title)